March 30, 2007

Mail Stop 4561

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re: Vornado Realty Trust**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 2/27/07**
> **File No. 1-11954**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vornado Realty Trust Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 131

Note 2. Basis of Presentation and Significant Accounting Policies, page 132

1.   Please revise future filings to include an accounting policy on how you determined to consolidate your 47.6% investment in AmeriCold. In your

response provide us with your proposed disclosure that will be included in future filings.

Note 6. Investments in Partially Owned Entities, page 152

2.   We note that prior to November 18, 2004, you owned a 60% share of AmeriCold which you accounted for under the equity method. We also note that you sold a portion of your investment in AmeriCold in November 2004, bringing your ownership percentage to 47.6%, and began consolidating the investment at that time. Please advise us of your basis in GAAP for the accounting treatment of your investment in AmeriCold and revise your disclosure in future filings to elaborate upon this treatment.

Note 9. Debt, page 163

3.   It does not appear that the conversion options embedded in the 3.875% exchangeable senior debentures and the 3.625% convertible senior debentures have been bifurcated from the host contracts and accounted for separately as derivatives under SFAS 133. Please advise us what consideration you gave to paragraphs 11 and 12 of SFAS 133 when determining how to account for these embedded conversion features and whether or not the debentures qualify as conventional convertible debt under EITF 05-2.

Vornado Realty LP Form 10-K for the year ended December 31, 2006

4.   Please revise the disclosures in future filings of Vornado Realty LP as applicable to comply with the preceding comments.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief